SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 22, 2013: Nokia Siemens Networks Finance B.V. issues EUR 800 million Senior Notes and announces pricing

PRESS RELEASE

March 22, 2013

Nokia Siemens Networks Finance B.V. issues EUR 800 million Senior Notes and announces pricing

Nokia Corporation
Stock exchange release
March 22, 2013 at 18.00 (CET+1)

Espoo, Finland - Nokia announced today that Nokia Siemens Networks Finance B.V. (the “Issuer”), a wholly owned subsidiary of Nokia Siemens Networks B.V., is issuing EUR 450 million Senior Notes due 2018 at a coupon of 6.75% per annum (the “2018 Notes”) and EUR 350 million Senior Notes due 2020 at a coupon of 7.125% per annum (the “2020 Notes” and, together with the 2018 Notes, the “Notes”), each at an offering price of 100%. The offering was announced on March 18, 2013. The Notes amount to an aggregate total of EUR 800 million, which is an increase from the originally planned amount of EUR 600 million. The Notes will be guaranteed on a senior unsecured basis by Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy. The net proceeds from the offering of the Notes will be used to prepay certain existing debt of Nokia Siemens Networks and for general corporate purposes.

Nokia Siemens Networks is jointly owned by Nokia Corporation and Siemens AG and its financial results are consolidated by Nokia Corporation. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus they are non-recourse to Nokia.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act.  The Notes are being offered only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act and outside the United States in accordance with Regulation S under the U.S. Securities Act.

Important Regulatory Notice

The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.  This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any Notes, nor will there be any sale of Notes referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale is not permitted.  The Notes may not be offered or sold in the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act.

1

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal